


SECURIT

12011963

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51300

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>January 1, 2011</u> AND ENDING <u>December 31, 2011</u>
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smith Point Capital, LTD.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

3 Moss Creek Court
(No. and Street)

Durham	NC	27712
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry Forrest   919-768-6712
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP
(Name – if individual, state last, first, middle name)

P.O. Box 18068	Raleigh	NC	27619
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Larry Forrest__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Smith Point Capital, LTD.__ , as of __December 31__ , 20 __11__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____ CCO, CFO
Title

_____
Bethany A. Wither
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SMITH POINT CAPITAL, LTD.

Financial Statements
and Supplemental Information

December 31, 2011 and 2010

(With Independent Auditors' Report Thereon)

BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 18068

RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Stockholder
Smith Point Capital, LTD.:

We have audited the accompanying balance sheets of Smith Point Capital, LTD. (the "Company") as of December 31, 2011 and 2010 and the related statements of operations, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 8 through 10 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for the purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

February 22, 2012

SMITH POINT CAPITAL, LTD.

Balance Sheets

December 31, 2011 and 2010

		2011	2010
Assets			
Current assets:			
Cash and cash equivalents	$	22,020	45,207
Accounts receivable-clearing deposit		28,462	28,447
Total current assets	$	50,482	73,654
Liabilities and Stockholder's Equity			
Current liabilities- accounts payable		429	23,180
Stockholder's equity:			
Common stock, no par value, 75,000 shares authorized, 1,000 shares outstanding		1,000	1,000
Additional paid-in capital		31,915	31,915
Retained earnings		17,138	17,559
Total stockholder's equity		50,053	50,474
Total liabilities and stockholder's equity	$	50,482	73,654

See accompanying notes to financial statements.

SMITH POINT CAPITAL, LTD.

Statements of (Loss) Income

Years ended December 31, 2011 and 2010

		2011	2010
Revenues	$	20,000	87,571
Operating expenses:			
Consulting and professional fees		8,000	40,205
Travel		7,295	19,870
Rent		2,700	3,600
Licenses and permits		2,474	3,196
Miscellaneous		-	284
		20,469	67,155
Operating (loss) income		(469)	20,416
Other income - interest		48	88
Net (loss) income	$	(421)	20,504

See accompanying notes to financial statements.

SMITH POINT CAPITAL, LTD.

Statements of Stockholder's Equity

Years ended December 31, 2011 and 2010

		Common stock	Additional paid-in capital	Retained earnings (deficit)	Total
Balance, December 31, 2009	$	1,000	31,915	(2,945)	29,970
Net income		-	-	20,504	20,504
Balance, December 31, 2010		1,000	31,915	17,559	50,474
Net loss		-	-	(421)	(421)
Balance, December 31, 2011	$	1,000	31,915	17,138	50,053

See accompanying notes to financial statements.

4

SMITH POINT CAPITAL, LTD.

Statements of Cash Flows

Years ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net (loss) income	$ (421)	20,504
Adjustments to reconcile net (loss) income		
to net cash (used in) provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable-clearing deposit	(15)	(28,447)
Accounts payable	(22,751)	21,280
Net cash (used in) provided by operating activities	(23,187)	13,337
Cash and cash equivalents, beginning of year	45,207	31,870
Cash and cash equivalents, end of year	$ 22,020	45,207

See accompanying notes to financial statements.

SMITH POINT CAPITAL, LTD.

Notes to Financial Statements

December 31, 2011 and 2010

(1) Organization and Significant Accounting Policies

Organization

The Company was organized as Smith Point Capital, LTD. (the "Company") under the laws of the state of North Carolina on February 21, 2002 to provide investment services to investors as a fully disclosed introducing broker-dealer. The Company is licensed to operate in all fifty states. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis. The Company recognizes revenue from the trading of securities on an accrual basis.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Income Taxes

The Company has elected S corporation status under the Internal Revenue Code whereby its income is taxed to the individual stockholder; therefore, there is no provision for income taxes for the Company. Management does not believe the financial statements include any significant uncertain tax positions. Tax years ending December 31, 2008 through December 31, 2011 remain open for examination by taxing authorities as of the date of this report.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $5,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2011, the Company had net capital, as defined, of $50,053, which was $45,053 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 0.01 to 1.

(3) Subsequent Events

The date to which events occurring after December 31, 2011, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is February 22, 2012, the date the financial statements were available to be issued.

Supplemental Schedules of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2011 and 2010

		2011	2010
Net capital:			
Total stockholder's equity	$	50,053	50,474
Deduct: Excluded indebtedness		-	-
Add: Subordinated indebtedness		-	-
Deduct: Non-allowable assets		-	-
Deduct: Concessions		-	-
Deduct: Securities haircuts		-	-
Net capital	$	50,053	50,474
Aggregate indebtedness:			
Accounts payable	$	429	23,180
Net capital requirements:			
Broker-dealer	$	5,000	5,000
Net capital in excess of requirements		45,053	45,474
Net capital as computed above	$	50,053	50,474
Ratio of aggregate indebtedness to net capital		0.01 to 1	0.46 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2011.

Supplemental Schedules of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2011 and 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Supplemental Schedules of Computation and Reconciliation
of Net Capital in Accordance with Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2011 and 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activites are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17A-5

The Stockholder
Smith Point Capital, LTD.:

In planning and performing our audit of the financial statements of Smith Point Capital, LTD (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the Financial Industry Regulatory Authority, Inc., and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 22, 2012